Exhibit 28(n)

KALMAR POOLED INVESTMENT TRUST

RULE 18f-3 MULTIPLE CLASS PLAN

Pursuant to Rule 18f-3 under the Investment Company Act of 1940, as amended (the “1940 Act”), this Multiple Class Plan (the “Plan”) sets forth the method for allocating fees and expenses among each class of shares (each a “Class” and collectively, the “Classes”) in each series of Kalmar Pooled Investment Trust (the “Trust”) listed on Schedule A attached hereto (each a “Fund”). In addition, the Plan sets forth the maximum initial sales charge, contingent deferred sales charge (“CDSC”), Rule 12b-1 distribution fee, shareholder servicing fee, conversion features, exchange privileges and other shareholder services applicable to each Class of shares of Fund.

The Trust is an open-end series investment company registered under the 1940 Act, the shares of which are registered on Form N-1A under the Securities Act of 1933. The Trust hereby elects to offer multiple classes of shares of each Fund pursuant to the provisions of Rule 18f-3 and the Plan. The Board of Trustees of the Trust have approved the Plan and the Classes of each Fund.

Section 1.  Rights and Obligations.  Except as set forth herein, all Classes of shares issued by a Fund shall have identical voting, dividend, liquidation and other rights, preferences, powers, restrictions, limitations, qualifications, designations, and terms and conditions. The only differences among the various Classes of shares relate solely to the following: (a) each Class may be subject to different Class expenses and sales charges as discussed under Sections 2 and 3 of this Plan; (b) each Class may bear a different identifying designation; (c) each Class has exclusive voting rights with respect to matters solely affecting such Class; (d) each Class may have different redemption or exchange fees and exchange privileges; and (e) each Class may provide for the automatic conversion of that Class into another Class.

Section 2.  Class Arrangements.  Schedule A attached hereto sets forth each of the Classes of the Funds and provides a description of the maximum initial sales charge, CDSC, Rule 12b-1 distribution fee, shareholder servicing fee, conversion features, exchange privileges and other shareholder services applicable to a particular Class of shares of a Fund. Additional details and restrictions regarding such fees and services are set forth in each Fund’s current Prospectus and Statement of Additional Information. Fund may offer any or all of the Classes of shares set forth on Schedule A.

Section 3.  Allocation of Expenses.

(a)	Class Expenses. Each Class of shares may be subject to different Class expenses (collectively, “Class Expenses”) consisting of:

1.	Front-end sales charges or CDSCs;
2.	Rule 12b-1 plan distribution fees and shareholder servicing fees, if applicable to a particular Class;
3.	Transfer agency and other recordkeeping costs to the extent allocated to a particular Class;
4.	SEC and blue sky registration fees incurred separately by a particular Class;

Exhibit 28(n)

5.	Litigation or other legal expenses relating solely to a particular Class;
6.	Printing and postage expenses related to the preparation and distribution of Class specific materials such as shareholder reports, prospectuses and proxies to shareholders of a particular Class;
7.	Expenses of administrative personnel and services as required to support the shareholders of a particular Class;
8.	Audit or accounting fees or expenses relating solely to a particular Class;
9.	Trustee fees and expenses incurred as a result of issues relating solely to a particular Class; and
10.	Any other expenses subsequently identified that should be properly allocated to a particular Class, which shall be approved by the Board of Trustees.

(b)	Other Expenses. Except for the Class Expenses discussed above (which will be allocated to the appropriate Class), all expenses incurred by a Fund will be allocated to all Classes of shares on the basis of the net asset value of each Class to the net asset value of the Trust or such Fund, as the case may be.

(c)	Waivers and Reimbursements of Expenses. The investment adviser to a Fund, and any other provider of services to a Fund may waive or reimburse the expenses of a particular Class or Classes; provided, however, that such waiver shall not result in cross-subsidization between Classes.

Section 4.         Allocation of Income.  A Fund will allocate income and realized and unrealized capital gains and losses based on the relative net assets of each Class of shares.

Section 5.         Exchange Privileges.

(a)	Exchanging into Other Shares Classes. A shareholder may transfer his shares of a Fund into another class of shares of the same Fund if the shareholder meets the eligibility requirements for the class into which transfer is to be made.

(b)	Exchanges into Other Kalmar Funds. A shareholder may exchange all or a portion of his shares in one Fund for shares in another Fund. An exchange means that the shareholder purchases shares of a Fund using the proceeds from the simultaneous redemption of the shareholder’s shares in another Fund. Redemption and purchase of shares through an exchange will be effected at the NAV per share next determined after the transfer agent receives an exchange request. An exchange into another Fund will be treated as a sale for Federal income tax purposes.

Exchange transactions will be subject to the minimum initial investment and other requirements of the other Fund into which the exchange is made. Unless a waiver of the minimum account balance has been granted, an exchange may not be made if the exchange would leave a balance of less than a Fund’s minimum investment requirement for a new account.

Exhibit 28(n)

Section 6.         Conversions. Currently, no Class of shares will automatically convert into shares of another Class.

Section 7.         While this Plan is in effect, Board of Trustees of the Trust shall satisfy the fund governance standards as defined in Rule 0-1(a)(7) under the 1940 Act.

Section 8.         Board Review. The Board of Trustees of the Trust shall initially approve the Plan and shall then review the Plan as it deems necessary. Prior to any material amendment(s) to the Plan with respect to any Fund’s shares, the Trust’s Board of Trustees, including a majority of the Trustees that are not interested persons of the Trust, shall find that the Plan, as proposed to be amended (including any proposed amendments to the method of allocating Class and/or Fund expenses), is in the best interest of each Class of shares of a Fund individually and the Fund as a whole. In considering whether to approve any proposed amendment(s) to the Plan, the Trustees of the Trust shall request and evaluate such information as they consider reasonably necessary to evaluate the proposed amendment(s) to the Plan.

As adopted by the Board of Trustees: February 26, 2013

As amended by the Board of Trustees: February 25, 2014

Schedule A

To the Rule 18f-3 Multiple Class Plan

of Kalmar Pooled Investment Trust

Fund/Class	Maximum Initial Sales Charge	Maximum CDSC	Maximum Annual Rule 12b-1 Distribution Fee	Maximum Annual Shareholder Servicing Fee	Conversion Features	Exchange Privileges	Redemption Fee/Holding Period
Kalmar “Growth-with-Value” Small Cap Fund
Investor	None	None	None	0.25%	None	Yes	2.00%/30 days
Advisor	None	None	None	0.10%	None	Yes	2.00%/30 days
Institutional	None	None	None	None	None	Yes	2.00%/30 days
Kalmar “Growth-with-Value” Small/Mid Cap Fund
Retail	None	None	0.25%	0.15%	None	Yes	None
Advisor	None	None	None	0.15%	None	Yes	None
Institutional	None	None	None	None	None	Yes	None

A-1